UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HALO RESOURCES LTD.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   89621W 10 1
                                 (CUSIP Number)


                   CRAIG A. STONER, ESQ., 455 SHERMAN STREET,
                   SUITE 300, DENVER, CO 80203, 303-777-3737
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 APRIL 21, 2004
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 89621 W 10 1                                               PAGE 2 OF 6


                                  SCHEDULE 13D
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     1             NAME OF REPORTING PERSON                       EWAN S. DOWNIE

                   I.R.S. IDENTIFICATION NO. OF ABOVE
                   PERSONS (Entities Only)

--------------------------------------------------------------------------------

     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                   (See Instructions)                                    (b) [ ]

--------------------------------------------------------------------------------

     3             SEC USE ONLY

--------------------------------------------------------------------------------

     4             SOURCE OF FUNDS (See Instructions)
                   PF, OO

--------------------------------------------------------------------------------

     5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------

     6             CITIZENSHIP OR PLACE OF ORGANIZATION
                   CANADA

--------------------------------------------------------------------------------

NUMBER OF SHARES   7            SOLE VOTING POWER
BENEFICIALLY                    2,012,500
OWNED BY EACH      -------------------------------------------------------------
REPORTING          8            SHARED VOTING POWER
PERSON                          -0-
                   -------------------------------------------------------------
                   9            SOLE DISPOSITIVE POWER
                                2,012,500
                   -------------------------------------------------------------
                   10           SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------

    11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                   2,012,500

--------------------------------------------------------------------------------

    12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES (See Instructions)                                 [ ]

--------------------------------------------------------------------------------

    13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.4%

--------------------------------------------------------------------------------

    14             TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89621 W 10 1                                               PAGE 3 OF 6


ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Halo Resources Ltd. (the "Issuer"). The Issuer's principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Ewan Downie.

Mr. Downie is a citizen and resident of Canada. Mr. Downie's business address is 309 South Court Street, Thunder Bay, Ontario, Canada P7B 2Y1.

Mr. Downie is the President, CEO and a director of Wolfden Resources Inc. ("Wolfden"), a TSX Exchange traded company engaged in the exploration for economic precious metal deposits. Wolfden's address is 309 South Court Street, Thunder Bay, Ontario, Canada P7B 2Y1.

Mr. Downie is also the Chairman and a director of Sabina Resources Inc. ("Sabina"), a TSX-Venture Exchange traded company which holds interests in and conducts exploration activities on mineral resource properties that are considered by Sabina to be highly prospective base metal and gold mining properties. Sabina's principal office is located at 55 Westchester Drive, London, Ontario Canada N6G 2K6.

Mr. Downie has been a director of the Issuer since May 2004.

Since 1989, Mr. Downie has been the owner and founder of Vytyl Exploration Services ("Vytyl"), a contracting business in mineral development and exploration for a wide variety of clients. Vytyl has conducted exploration and geophysical contracts on various projects. Vytyl's address is 309 South Court Street, Thunder Bay, Ontario, Canada P7B 2Y1.

During the last five years, Mr. Downie has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Downie originally acquired 300,000 common shares and warrants to acquire an additional 300,000 common shares from the Issuer on or about March 4, 2004. Mr. Downie paid CDN$45,000 for the shares and warrants, which were issued as units or CDN$0.15 per unit. The warrants are exercisable to acquire an additional 300,000 common shares at a price of CDN$0.20 per share until March 4, 2005 and thereafter, at a price of CDN$0.25 per share until March 4, 2006.

Mr. Downie acquired 500,000 common shares and warrants to acquire an additional 500,000 common shares from the Issuer on or about April 15, 2004. Mr. Downie paid CDN$150,000 for


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CUSIP NO. 89621 W 10 1                                               PAGE 4 OF 6


the shares and warrants, which were issued as units or CDN$0.30 per unit. The warrants are exercisable to acquire an additional 500,000 common shares at a price of CDN$0.40 per share until April 15, 2006.

On May 31, 2004, Mr. Downie acquired stock options exercisable for 300,000 shares of the Issuer's common stock at a price of CDN$0.60 per share until May 31, 2007.

On or about December 24, 2004, Mr. Downie acquired 75,000 shares of the Issuer's common stock at a price of CDN$0.95 per share from the Issuer. On or about December 24, 2004, Mr. Downie also acquired warrants from the Issuer exercisable until December 23, 2006 to acquire an additional 37,500 shares of common stock at a price of CDN$1.25 per share until December 23, 2005 and CDN $1.35 until December 23, 2006.

Except for the stock options described above, which were acquired under the Issuer's stock option plan, all of the transactions were funded through Mr. Downie's personal funds.

Except as disclosed above, there have been no acquisitions or dispositions of the Issuer's common shares made by Mr. Downie within the last 60 days.


ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Downie is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary, including the transaction with Wolfden described below.

Except for transactions in his capacity as a director of the Issuer, Mr. Downie has no other present plans or proposals which relate to or would result in:

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof, except for the Company's proposed acquisition of an option for a 50% interest in the Bachelor Lake Property in Quebec, Canada, from Wolfden (a company for which Mr. Downie is an officer, director and shareholder), pursuant to which the Company proposes to pay, on closing, CDN$1.25 million and issue 800,000 units to Wolfden, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of CDN$1.50 for a period of two years. The Company will also assume from November 12, 2004, the balance of Wolfden's remaining CDN$1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further CDN$250,000, issue 250,000 common shares once 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except for the appointment of Mr. Marc Cernovich to the board of the directors at the Issuer's February 9, 2005 shareholder meeting;

CUSIP NO. 89621 W 10 1                                               PAGE 5 OF 6



(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, except for the authorization of preferred shares proposed to be issued by the Issuer to The Sheridan Platinum Group Ltd. and Patrick Sheridan, which are arm's-length third parties, to purchase a 100% interest in the Duport Property located near Kenora, Ontario;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Downie will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of January 28, 2005, Mr. Downie owned beneficially 2,012,500 (11.4% based upon 16,500,340 shares outstanding as of January 28, 2005) of the Issuer's common shares. Mr. Downie's beneficial ownership includes:

         (i) 875,000  shares of common stock owned  beneficially  and of record;
         (ii) options to acquire 300,000 shares of common stock; and (iii) warrants to acquire 837,500 shares of common stock.

         See "Item 3. Source and Amount of Funds or Other Consideration."

(b) Mr. Downie has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,012,500 shares of the Issuer's common stock.

(c) During the prior 60 days, Mr. Downie did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See "Item 3. Source and Amount of Funds or Other Consideration."

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Downie.

(e) As of January 29, 2005, Ewan Downie continues to be the beneficial owner of more than 5% of the class of securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

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CUSIP NO. 89621 W 10 1                                               PAGE 6 OF 6



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          January 28, 2005
                                          ______________________________________
                                          Date

                                          /s/ Ewan S. Downie
                                          ______________________________________
                                          Signature

                                          Ewan S. Downie